Filed Pursuant To Rule 433

Registration No. 333-180974

February 26, 2013

PRESS RELEASE / 26.02.13

Contacts:

Pieter Bakker

Telephone +852 2230 1661

pbakker@statestreet.com

David Schraeder

Telephone: +1 212 317 3816

david.schraeder@gold.org

Charlotte Bilney

Telephone: +852 3103 0103

charlotte.bilney@citigate.com.hk

  Important Risk Disclosure for SPDR® Gold Trust (2840 HK)

•	SPDR Gold Trust (the “Trust”) is an exchange traded fund designed to track the price of gold (net of Trust expenses).

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Investment involves risks, in particular, investing in one single commodity asset class. Fluctuation in the price of gold may materially adversely affect the value of the Trust. Investors may lose part or all of their investment.

•	The trading price of the shares may be different from the underlying NAV per share.

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The Trust may not be suitable for all investors. Investors should not invest based on this marketing material only. Investors should read the Trust’s prospectus, including the risk factors, take into consideration of the product features, their own investment objectives, risk tolerance level etc and seek independent financial and professional advices as appropriate prior to making any investment.

SPDR® Gold Shares Approved for Inclusion in Hong Kong’s MPF Funds

MPF Providers can now invest in SPDR Gold Trust (Also known as SPDR Gold Shares or GLD), the world’s largest and most liquid commodity ETF, in MPF Constituent Funds

Hong Kong – 26 February, 2013 – State Street Global Advisors (SSgA), the asset management business of State Street Corporation (NYSE: STT), today announced that the SPDR Gold Shares (SEHK: 2840), which is backed 100 percent by physical gold, has been approved as a ‘permissible MPF investment’ for HKMPF Constituent Funds by the Mandatory Provident Fund Schemes Authority (MPFA) of Hong Kong, allowing scheme providers to invest up to 10 percent of each Constituent Fund in SPDR Gold Shares.

PRESS RELEASE / 26.02.13

SPDR Gold Shares was launched in November 2004 by World Gold Trust Services and State Street to satisfy the growing need among investors for an exchange traded fund backed by physical gold. Recognizing that gold is a long-term investment which may stabilize wealth by diversifying the risk of the portfolio, investors in SPDR Gold Shares have made it one of the fastest growing ETFs globally. Listed on five exchanges, assets under management (AUM) in the trust totaled more than US$72 billion, making it the second largest ETF in the world, as of 31 December 2012.

Frank Henze, Managing Director and Head of SPDR ETFs, Asia Pacific at State Street Global Advisors, said, “Since its launch, SPDR Gold Shares has made gold relevant and accessible to a broad range of investors who regard it as a cost-effective, transparent and liquid way to include gold in their portfolios. We are very excited that MPF providers and their investors can now easily gain access to this unique asset class through SPDR Gold Shares.”

Henze added, “Strategic asset allocation plays an important role in managing risk and providing stable portfolio performance. Portfolios that contain even a small allocation to gold have the potential to better cope with varying market scenarios and SPDR Gold Shares, the largest and most liquid gold ETF in the world, is the investment vehicle of choice to add gold to a well-diversified portfolio.”

Jason Toussaint, Chief Executive Officer, World Gold Trust Services, LLC, said, “Investors around the world view gold as a unique asset class that may stabilize wealth and reduce risk by diversifying their portfolios. Gold may offer considerable benefits to investors looking to hedge against inflation, currency volatility and unanticipated but potentially damaging tail-risk events. These are particularly important considerations for employees and employers planning for long-term objectives and protecting assets such as for retirement.”

SPDR Gold Shares Key Facts:

•	SPDR Gold Shares is the largest gold bullion-backed ETF globally and second largest ETF in the world, with approximately US$72 billion in AUM

•	SPDR Gold Shares was one of the fastest growing ETFs in history, reaching more than US$1 billion in AUM in its first three days trading on the NYSE Euronext

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SPDR Gold Shares is the most liquid commodity ETF in the world. SPDR Gold Shares on the Stock Exchange (SEHK) of Hong Kong traded at least 10 times more than other gold ETFs listed on the SEHK over the last full year ended 31 December 2012

PRESS RELEASE / 26.02.13

•	With 42.9m ounces in the Trust, SPDR Gold Shares has an 85 percent US market share and 53 percent global market share among bullion-backed ETFs

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The Trust holds 100 percent allocated gold (or gold that is physically identified as belonging to the Trust) at the end of each business day in its London vault. Details on daily gold holdings are available on the Fund’s website daily

•	SPDR Gold Shares is listed on the NYSE Arca, and cross-listed on the Stock Exchange of Hong Kong, Singapore Exchange, Tokyo Stock Exchange and the Bolsa Mexicana de Valores

For more information about SPDR Gold Shares, please visit www.spdrgoldshares.com*.

About World Gold Trust Services, LLC.

World Gold Trust Services, LLC (WGTS) is the Sponsor of the SPDR Gold Trust. WGTS is a wholly owned subsidiary of the World Gold Council.

About World Gold Council

The World Gold Council is the market development organisation for the gold industry. Working within the investment, jewellery and technology sectors, as well as engaging in government affairs, our purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold. We develop gold-backed solutions, services and markets, based on true market insight. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to better understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society. Based in the UK, with operations in India, the Far East, Europe and the US, the World Gold Council is an association whose members include the world’s leading and most forward thinking gold mining companies.

For further information visit www.gold.org*.

PRESS RELEASE / 26.02.13

About SPDR® ETFs

Offered by State Street Global Advisors, SPDR ETFs are a family of exchange traded funds that provide investors with the flexibility to select investments that are precisely aligned to their investment strategy. Recognised as an industry pioneer, State Street Global Advisors created the first ever ETF in 1993, which is currently the world’s largest ETF.1 In 1999, SSgA introduced ETFs in Asia Pacific when it launched the Tracker Fund of Hong Kong. Currently, State Street Global Advisors manages approximately US$340 billion of ETF assets worldwide.2

For comprehensive information on our ETFs, visit us at spdrs.com.hk*.

About State Street Global Advisors

State Street Global Advisors (SSgA) is a global leader in asset management. The firm is relied on by sophisticated investors worldwide for its disciplined investment process, powerful global investment platform and access to every major asset class, capitalization range and style. SSgA is the asset management business of State Street Corporation, one of the world’s leading providers of financial services to institutional investors.

Important Disclosure

This material is for your private information.

[1]	As at 31 December 2012.
[2]	As of 31 December 2012. This AUM includes the assets of the SPDR Gold Trust (approx. $72.2 billion as of 31 December 2012) for which State Street Global Markets, LLC, an affiliate of State Street Global Advisors, serves as the marketing agent.

PRESS RELEASE / 26.02.13

The whole or any part of this work may not be reproduced, copied or transmitted or any of its contents disclosed to third parties without SSgA’s express written consent.

This document may contain certain statements deemed to be forward-looking statements. All statements, other than historical facts, contained within this document that address activities, events or developments that SSgA expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions and analyses made by SSgA in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances, many of which are detailed herein. Such statements are subject to a number of assumptions, risks, uncertainties, many of which are beyond SSgA control. Please note that any such statements are not guarantees of any future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The information provided does not constitute investment advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor. All material has been obtained from sources believed to be reliable. There is no representation or warranty as to the accuracy of the information and State Street shall have no liability for decisions based on such information.

Nothing contained herein constitutes investment advice and should not be relied upon as such. The value of the SPDR® Gold Shares (the “Shares”) of the SPDR® Gold Trust (the “Trust”) may fall or rise. Shares in the Trust are not obligations of, deposits in, or guaranteed by, World Gold Trust Services, LLC, State Street Global Advisors or any of their affiliates. The Shares are expected to reflect the gold price, therefore the price of the Shares will be as unpredictable as the gold price has historically been. Investors have no right to request the Trust’s sponsor to redeem their Shares while the Shares are listed. It is intended the holders of the Shares may only deal in their Shares through trading on the Stock Exchange of Hong Kong Limited (“SEHK”). Redemption of Shares can only be executed in substantial size through authorized participants. Listing of Shares on the SEHK does not guarantee a liquid market for Shares, and Shares may be delisted from the SEHK.

The prospectus of the Trust may be obtained upon request from State Street Global Advisors Asia Limited and can be downloaded from the Trust’s website www.spdrgoldshares.com*.

“SPDR” is a trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. Standard & Poor’s®, S&P®, SPDR® and S&P 500® have been registered in many countries as trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations and important information that could affect investors’ rights are described in the prospectus for the applicable product.

*	This website is not reviewed by SFC and may contain information relating to other funds not authorized by SFC.

IBGAP-0824

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.